SEC FILE NUMBER 001-33278

CUSIP NUMBER 05366Y102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 _______________________
FORM 12b-25
 ___________________________

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 27, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 PART I
REGISTRANT INFORMATION
Aviat Networks, Inc.
Full Name of Registrant
Harris Stratex Networks, Inc.
Former Name if Applicable
5200 Great America Parkway
Address of Principal Executive Office (Street and Number)
Santa Clara, CA 95054
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Aviat Networks, Inc. (the “Registrant”) encountered unexpected difficulties with its year-end financial reporting process. The Registrant is in the process of compiling additional information necessary to complete the filing of its Annual Report on Form 10-K (the “Annual Report”) for its fiscal year ended June 27, 2014. Accordingly, the Registrant is unable to file the Annual Report by the prescribed due date without unreasonable effort or expense.
The Registrant does not expect any material adjustments to its financial results for the fourth quarter and fiscal year ended June 27, 2014, as previously announced on September 2, 2014, or any other prior period, as a result of the foregoing. The Registrant expects to file the Annual Report within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.
This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Registrant that are based on the beliefs of the management of the Registrant. These forward looking statements are subject to risks and uncertainties, including the risk that the completion of the Annual Report results in further adjustments to the Registrant's financial statements and results of operations. Should one of these risks or uncertainties materialize, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, intended, or planned.
PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edward J. Hayes, Jr.	(408)	567-7000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter

period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aviat Networks, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 10, 2014	By:	/s/ Edward J. Hayes, Jr.
Edward J. Hayes, Jr.
Senior Vice President and Chief Financial Officer (Principal Financial Officer)